                          INDEX TO FINANCIAL STATEMENTS


                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY


                                    CONTENTS


INDEPENDENT AUDITOR'S REPORT                                               F-2

Consolidated balance sheets as of December 31, 2000
   and 1999                                                                F-3

Consolidated statements of income for the years
   ended December 31, 2000 and 1999                                        F-5

Consolidated statements of changes in stockholders'
   equity for the years ended December 31, 2000 and
   1999                                                                    F-6

Consolidated statements of cash flows for the years
   ended December 31, 2000 and 1999                                        F-7

Notes to consolidated financial statements                          F-8 - F-17

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Peoples Educational Holdings, Inc.
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                 /s/ McGLADREY & PULLEN, LLP
                                                ----------------------------
                                                McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
March 6, 2001

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999


ASSETS (NOTE 4)                                                                                       2000                   1999
- ------------------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                                        $  296,783             $  143,852
  Accounts receivable, net of allowance for doubtful
    accounts of $51,000 in 2000 and $80,000 in 1999,
    and allowance for returns                                                                       1,355,235              1,424,411
  Inventory                                                                                           938,089                566,357
  Advance royalties                                                                                   244,400                 71,840
  Prepaid catalog expenses and other current assets                                                   181,316                 56,123
  Deferred income taxes (Note 6)                                                                       69,000                 99,000
                                                                                                   ---------------------------------
      TOTAL CURRENT ASSETS                                                                          3,084,823              2,361,583
                                                                                                   ---------------------------------

Equipment, at cost, less accumulated depreciation of $191,865
  in 2000 and $120,938 in 1999 (Note 8)                                                               350,259                212,316
                                                                                                   ---------------------------------

Other Assets
  Deferred prepublication costs (Note 2)                                                            1,213,677                853,340
  Advance royalties                                                                                   418,502                 35,100
  Copyrights and goodwill, net (Note 3)                                                                 8,369                 29,710
  Deferred income taxes (Note 6)                                                                       81,000                  9,000
  Equipment deposits and other                                                                        126,071                 25,289
                                                                                                   ---------------------------------
      TOTAL OTHER ASSETS                                                                            1,847,619                952,439
                                                                                                   ---------------------------------
      TOTAL ASSETS                                                                                 $5,282,701             $3,526,338
                                                                                                   =================================

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY


LIABILITIES AND STOCKHOLDERS' EQUITY                                             2000                   1999
- ----------------------------------------------------------------------------------------------------------------
Current Liabilities
  Notes payable under line of credit (Note 4)                                $      --               $   450,000
  Current maturities of long-term debt                                            31,573                  30,000
  Accounts payable                                                             1,352,265                 886,746
  Accrued expenses (Note 7)                                                      275,592                 103,190
  Income taxes payable                                                           119,657                  94,516
                                                                             -----------------------------------
      TOTAL CURRENT LIABILITIES                                                1,779,087               1,564,452
                                                                             -----------------------------------

Long Term Debt, less current maturities (Notes 4 and 8)                        1,056,659                  83,978
                                                                             -----------------------------------

Accrued and unpaid dividends on previously outstanding
  1990 and 1993 Redeemable Convertible Stock (Note 9)                               --                   810,850
                                                                             -----------------------------------

      TOTAL LIABILITIES                                                        2,835,746               1,648,453
                                                                             -----------------------------------


Commitments (Notes 8 and 9)


Stockholders' Equity (Notes 9 and 10)
  Common stock, $0.02 par value; authorized 15,000,000
    shares; issued and outstanding 3,188,850 shares in 2000
    and 2,935,217 shares in 1999                                                  63,777                  58,704
  Additional paid-in capital                                                   2,757,397               1,994,071
  Accumulated deficit                                                           (231,069)               (850,067)
                                                                             -----------------------------------
                                                                               2,590,105               1,202,708

  Less: Notes receivable from issuance of stock                                 (143,150)               (135,650)
                                                                             -----------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                               2,446,955               1,067,058
                                                                             -----------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 5,282,701             $ 2,715,511
                                                                             -----------------------------------

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                                 2000                      1999
- -----------------------------------------------------------------------------------------------------------------------------------
Net sales (Note 5)                                                                           $ 13,805,658              $ 10,299,960
Cost of sales                                                                                   8,745,645                 6,743,673
                                                                                             --------------------------------------
      GROSS PROFIT                                                                              5,060,013                 3,556,287

Selling, general and administrative expenses                                                    4,100,186                 3,031,101
                                                                                             --------------------------------------
      INCOME FROM OPERATIONS                                                                      959,827                   525,186

Nonoperating income (expense):
  Interest income                                                                                   6,765                     9,551
  Interest expense                                                                                (68,594)                  (23,005)
  Gain on sale of assets                                                                             --                         500
                                                                                             --------------------------------------
      INCOME BEFORE INCOME TAXES                                                                  897,998                   512,232

Federal and state income taxes (Note 6)                                                           279,000                   212,000
                                                                                             --------------------------------------
      NET INCOME                                                                                  618,998                   300,232

Mandatory Redeemable Convertible Stock dividends                                                     --                      95,841
                                                                                             --------------------------------------
      NET INCOME APPLICABLE TO COMMON STOCKHOLDERS                                           $    618,998              $    204,391
                                                                                             ======================================

Net income per common share:
  Basic                                                                                      $       0.20              $       0.25
  Diluted                                                                                            0.19                      0.22
                                                                                             ======================================

Weighted-average number of common shares outstanding:
  Basic                                                                                         3,167,713                   823,262
  Diluted                                                                                       3,209,474                 1,355,626
                                                                                             ======================================


See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
  EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                          Additional
                                                               Common       Paid-In       Accumulated       Notes
                                                                Stock       Capital         Deficit       Receivable       Total
- ------------------------------------------------------------------------------------------------------------------------------------
Balance (deficit), December 31, 1998                           $ 3,065    $    95,464     $(1,054,458)    $(125,000)    $(1,080,929)
  Accrued dividends on Mandatory Redeemable
    Convertible Stock                                             --             --           (95,841)         --           (95,841)
  Interest on notes receivable from issuance of
    1998 Convertible Stock                                        --           10,650            --         (10,650)           --
  Conversion of 1990 Mandatory Redeemable
    Convertible Stock into Common Stock                         27,799      1,053,797            --            --         1,081,596
  Conversion of 1993 Mandatory Redeemable
    Convertible Stock into Common Stock                         14,790        835,210            --            --           850,000
  Conversion of 1998 Convertible Stock into
    Common Stock                                                13,050         (1,050)           --            --            12,000
  Net income                                                      --             --           300,232          --           300,232
                                                               ---------------------------------------------------------------------
Balance, December 31, 1999                                      58,704      1,994,071        (850,067)     (135,650)      1,067,058
  Conversion of accrued dividends on Redeemable
    Convertible Stock into Common Stock                          5,073        755,826            --            --           760,899
  Interest on notes receivable from issuance of
    1998 Convertible Stock                                        --            7,500            --          (7,500)           --
  Net income                                                      --             --           618,998          --           618,998
                                                               ---------------------------------------------------------------------
Balance, December 31, 2000                                     $63,777    $ 2,757,397     $  (231,069)    $(143,150)    $ 2,446,955
                                                               =====================================================================

See Notes to Consolidated Financial Statements

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                                           2000             1999
- ------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net income                                                                                             $ 618,998      $   300,232
  Adjustments to reconcile net income to net cash provided by (used in) operating activities:
    Depreciation                                                                                            70,927           39,329
    Amortization of prepublishing costs and intangible assets                                              439,620          336,068
    Deferred income taxes                                                                                  (42,000)         (19,564)
    Changes in assets and liabilities:
      Accounts receivable                                                                                   69,176         (919,866)
      Inventory                                                                                           (371,732)        (127,268)
      Refundable income taxes                                                                                 --            132,500
      Prepaid catalog and other current assets                                                            (125,193)           9,569
      Advance royalties                                                                                   (555,962)            (817)
      Equipment deposits and other assets                                                                  (23,981)         (17,444)
      Accounts payable and accrued expenses                                                                637,921          170,190
      Income taxes payable                                                                                  25,141           90,016
                                                                                                         ---------------------------
        NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                                742,915           (7,055)
                                                                                                         ---------------------------

Cash Flows From Investing Activities
  Expenditures for prepublishing costs                                                                    (778,616)        (605,802)
  Purchases of equipment                                                                                   (94,955)        (139,447)
  Proceeds from disposal of equipment                                                                         --                500
                                                                                                         ---------------------------
        NET CASH USED IN INVESTING ACTIVITIES                                                             (873,571)        (744,749)
                                                                                                         ---------------------------

Cash Flows From Financing Activities
  Net borrowings under line of credit                                                                      450,000          216,000
  Proceeds from long-term borrowings                                                                          --            113,978
  Principal payments on long-term debt                                                                    (116,462)            --
  Payment of accrued dividends on Redeemable Convertible Stock                                             (49,951)
                                                                                                         ---------------------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                                                          283,587          329,978
                                                                                                         ---------------------------

        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                               152,931         (421,826)

Cash and Cash Equivalents
  Beginning of year                                                                                        143,852          565,678
                                                                                                         ---------------------------
  End of year                                                                                            $ 296,783      $   143,852
                                                                                                         ===========================

Supplemental Disclosures of Cash Flow Information
  Cash payments for:
    Interest                                                                                             $  68,594      $    23,005
    Income taxes                                                                                           294,000            6,075
                                                                                                         ===========================

Supplemental Schedule of Noncash Investing and Financing Activities:
  Conversion of accrued dividends on Redeemable Convertible Stock into 253,633
    shares of Common Stock                                                                               $ 760,899      $      --
  Equipment acquired under capital leases (Notes 4 and 8)                                                  190,716             --
  Increase in Mandatory Redeemable Stock and increase in accumulated deficit
    from accrued dividends                                                                                    --             95,841
  Conversion of 1990 and 1993 redeemable stock to common stock                                                --          1,931,596
                                                                                                         ===========================


See Notes to Consolidated Financial Statements.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Peoples Educational Holdings, Inc. (PEH), through its wholly owned subsidiary, Peoples Publishing Group, Inc. (PPG) publishes, distributes, and markets supplementary educational texts and related materials for the K-12 market. Supplementary educational materials are predominantly soft-cover books that can be sold to schools efficiently through catalogs, direct mail, telemarketing, and independent commission-sales representatives. PPG and PEH are together referred to herein as the Company.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of PEH and its wholly owned subsidiary PPG. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVENTORY: Inventory is stated at the lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods. Inventory on the balance sheet is reflected net of reserves for write-downs or non-salability of $25,000 and $64,000 in 2000 and 1999, respectively.

DEPRECIATION: Equipment is recorded at cost. Depreciation is provided over the equipment's estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred and major renewals or improvements are capitalized. On sale or retirement of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.

ACCOUNTING FOR LONG-LIVED ASSETS: The Company generates operating revenue and is building up an acceptable revenue basis and related cash flows with its long-lived assets. Management has and will continue, on a periodic basis, to closely evaluate its equipment, deferred prepublication costs, advance royalties, and other intangible assets to determine potential impairment. This accomplished by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.

BASIC AND DILUTED NET INCOME PER SHARE: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless their effect is antidilutive, thereby increasing the income per common share.

In arriving at basic net income per common share in 1999, the Company's net income has been adjusted for undeclared, cumulative dividends on the Company's 1990 and 1993 Redeemable Convertible Stock, which totaled $95,841.

In arriving at diluted weighted-average shares and diluted per share amounts for 1999, common stock issuable on conversion of the 1990 and 1993 Redeemable Convertible Stock has been included as if converted for the respective fiscal quarters in which such assumed conversion had a dilutive effect. For these computations, the Company's net income (before reduction for Convertible Stock dividends) is divided by the weighted-average diluted shares outstanding. As described in Note 9, prior to the their actual conversion to common stock on December 30, 1999, the conversion of the aforementioned convertible stock had maximum dilution on any quarter of 1999 at an additional 2,129,456 shares of common stock. None of the options outstanding during 1999 were included in the computation of weighted-average diluted shares outstanding since their effect was not dilutive for any quarter during 1999. During 2000, options of 139,200 were included in the computation of weighted-average diluted shares outstanding in the quarters in which their effect was dilutive.

INCOME TAXES: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash and cash equivalents, the carrying amount is fair value; for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate; and for the fixed-rate notes payable, fair value has been estimated based on discounted cash flows using interest rates being offered for similar borrowings. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of all financial instruments would not represent the underlying value of the Company.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE: The Company recognizes sales upon shipment and estimates sales returns if the right of return exists. The allowances for sales returns as of December 31, 2000 and 1999, were $413,026 and $364,152, respectively. These sales allowances are recorded as a reduction of accounts receivable.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB No. 101), "Revenue Recognition in Financial Statements." SAB No. 101 summarizes some of the staff's interpretations of the application of generally accepted accounting principles relative to revenue recognition. The Company began following the interpretations in SAB No. 101 in 2000 and management believes they had no affect on the Company's consolidated financial statements.

Beginning in the fourth quarter of 2000, in accordance with Emerging Issues Task Force Issue No. 00-10 (EITF 00-10) "Accounting for Shipping and Handling Fees and Costs," the Company began reflecting shipping and handling revenues as part of net sales, and shipping and handling expenses as part of cost of sales. Prior to the application of EITF 00-10, the Company had been netting shipping and handling revenues and expenses in selling, general and administrative expenses. Prior year and quarterly consolidated income statement information has also been reclassified to reflect this change. For the years ended December 31, 2000 and 1999, shipping and handling revenue of $894,159 and $702,216, respectively, was included in net sales, and shipping and handling expense of $1,035,822 and $677,246, respectively, was included in cost of sales, on the consolidated statements of income.

The Company provides credit to its customers determined on a customer-by-customer basis. In addition, the Company provides allowances for uncollectible accounts receivable based on management's periodic assessment of the need for such allowances.

MAJOR SUPPLIERS: For 2000 and 1999, approximately 60 percent and 65 percent of total product line revenues, respectively, and 99 percent of advanced placement revenues in each year (see Note 5) were generated from college books and products purchased from two major college book publishers. The Company has exclusive distribution agreement with these two publishers. The loss of these distribution agreements from either of these two major publishers would have a material adverse effect on the Company's revenues and net income

DEFERRED PREPUBLICATION COSTS: Prepublication costs of new books consist primarily of freelance page make-up, outside editorial, design, layout, art, photo services, mechanicals, film, plate preparation charges, and photo and text permissions. These costs are amortized over three years (the estimated minimum lives of the related publications) using the straight-line method from the date of initial publication.

PREPAID CATALOGS AND ADVERTISING EXPENSE: The costs of catalogs, which have not been delivered to customers, are carried as a prepaid expense until the actual date of mailings. Catalog expense is recognized in the statement of income in the period in which the catalogs are mailed or distributed. Advertising expense, excluding catalog expense, was $167,456 and $161,013 for 2000 and 1999, respectively.

ADVANCE ROYALTIES: Advance royalties, which are recorded as an asset when paid, incurred, or otherwise acquired, are expensed when earned by the authors. Amounts classified as current assets on the balance sheets are those amounts expected to be earned within the next 12 months.

SOFTWARE DEVELOPMENT COSTS: The Company follows the provisions of Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Under the provisions of this Statement, the Company capitalizes internal and external costs incurred to develop or enhance its internal use software during the application development stage if it is probable that such development or modifications will result in additional functionality. The Company capitalized $ 62,935 and $6,940 of such costs during the years ended December 31, 2000 and 1999, respectively, and is amortizing these costs over an expected useful life of five years on a straight-line basis.

COPYRIGHTS AND GOODWILL: These assets are amortized using the straight-line method over useful lives of 10 years for copyrights and 40 years for goodwill.

USE OF ESTIMATES: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. DEFERRED PREPUBLICATION COSTS

The activity in deferred prepublication costs and the balances as of December 31, 2000 and 1999, are as follows:

                                                                                    2000                       1999
- ----------------------------------------------------------------------------------------------------------------------
Prepublishing costs, net, beginning of year                                      $   853,340                 $ 540,333

Prepublication cost additions                                                        778,616                   605,802
Amortization expense                                                                (418,279)                 (292,795)
                                                                                 --------------------------------------
Prepublishing costs, net, end of year                                            $ 1,213,677                 $ 853,340
                                                                                 ======================================



NOTE 3. COPYRIGHTS AND GOODWILL

Copyrights and goodwill consist of the following at December 31, 2000 and 1999:

                                                                                     2000                      1999
- ----------------------------------------------------------------------------------------------------------------------
Copyrights                                                                       $       --                  $ 658,513
Goodwill                                                                              25,000                    25,000
                                                                                 -------------------------------------
                                                                                      25,000                   683,513

Less accumulated amortization                                                        (16,631)                 (653,803)
                                                                                 -------------------------------------
Net balance, end of year                                                         $     8,369                 $  29,710
                                                                                 =====================================



Amortization expense for these intangibles was $21,341 for 2000 and $43,273 for 1999.

NOTE 4. LINE OF CREDIT AND LONG-TERM DEBT

LINES-OF-CREDIT: In April 2000, the Company entered into a new line-of-credit agreement with a bank which allows for total borrowings of up to $2,500,000, subject to renewal on April 1, 2002. The agreement specifies that $2,000,000 of the total borrowings are under a two-year revolving credit agreement, with $1,000,000 of these borrowings available for acquisitions, and that $500,000 of the total borrowings are under a one-year revolving credit line and are available to support deferred prepublication costs. Borrowings under the two-year revolving credit agreement are limited to 80 percent of eligible accounts receivable and 50 percent of inventory, during specified timeframes, and bear interest at the prime rate (9.5 percent at December 31, 2000) or LIBOR, plus 2.0 percent. Borrowings under the one-year revolving credit line bear interest at the prime rate plus 0.5 percent. Total borrowings are secured by all Company assets. In connection with the line-of-credit agreement, the Company has agreed to certain restrictive covenants, including, among other items, a minimum working capital level, interest rate coverage and leverage ratios, maximum capital expenditures, and restrictions on the payments of dividends. There was $900,000 outstanding under the two-year revolving credit agreement at December 31, 2000, which is reflected as long-term debt. At December 31, 1999, the Company had $450,000 outstanding under a short-term line-of-credit agreement with a different bank.

LONG-TERM DEBT: Long-term debt at December 31, 2000 and 1999, consisted of the following:

                                                                                   2000                     1999
- ------------------------------------------------------------------------------------------------------------------
Notes payable under line-of-credit (see above)                                  $  900,000                $   --
Obligations under capital leases (Note 8)                                          188,232                    --
Installment loan, repaid in 2000                                                      --                   113,978
                                                                                ----------------------------------
                                                                                 1,088,232                 113,978

Less current maturities                                                             31,573                  30,000
                                                                                ----------------------------------
                                                                                $1,056,659                $ 83,978
                                                                                ==================================


The line-of-credit note payable is due or subject to renewal in 2002, and the maturities of capital lease obligations are reflected in Note 8.

NOTE 5. REVENUES BY PRODUCT LINE

The Company operates as one business segment, with three major product lines. The Company's revenues by major product line for the years ended December 31, 2000 and 1999, are as follows:

Product Line                                                               2000                          1999
- ----------------------------------------------------------------------------------------------------------------
Instruction sales                                                      $ 1,903,490                   $ 1,841,245
Test preparation sales                                                   3,249,322                     1,547,725
Advanced placement sales                                                 7,758,687                     6,208,774
                                                                       -----------------------------------------
Total product line revenues                                             12,911,499                     9,597,744

Shipping and handling revenue                                              894,159                       702,216
                                                                       -----------------------------------------
Total revenues                                                         $13,805,658                   $10,299,960
                                                                       =========================================

NOTE 6. INCOME TAXES

Federal and state income tax expense for the years ended December 31, 2000 and 1999, consisted of the following:

                                                                          2000                              1999
- ------------------------------------------------------------------------------------------------------------------
Current                                                                $ 321,000                         $ 231,564
Deferred                                                                 (42,000)                          (19,564)
                                                                       -------------------------------------------
Total                                                                  $ 279,000                         $ 212,000
                                                                       ===========================================



For the years ended December 31, 2000 and 1999, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:


                                                                            2000                    1999
- ----------------------------------------------------------------------------------------------------------
Computed federal income tax at statutory rate                            $ 305,000                $174,000
State income taxes, net of federal benefit                                  55,000                  34,000
Reduction in deferred tax asset valuation allowance                        (81,000)                   --
Net operating losses utilized                                              (15,000)                   --
Other, net                                                                  15,000                   4,000
                                                                         ---------------------------------
                                                                         $ 279,000                $212,000
                                                                         =================================


Net deferred tax assets are comprised of the following at December 31, 2000 and 1999:


                                                                             2000                         1999
- ----------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts                                           $  20,000                    $  33,000
Allowance for sales returns                                                 165,000                      149,000
Inventory                                                                    36,000                       41,000
Intangible assets                                                              --                          9,000
Net operating loss                                                           81,000                       96,000
Allowance for purchase returns                                             (152,000)                    (124,000)
                                                                          --------------------------------------
                                                                            150,000                      204,000

Less valuation allowance                                                       --                        (96,000)
                                                                          --------------------------------------
Net deferred tax assets                                                   $ 150,000                    $ 108,000
                                                                          ======================================


As of December 31, 1999, a valuation allowance of $96,000 existed as an offset to deferred tax assets. During the year ended December 31, 2000, the Company eliminated its deferred income tax valuation allowance since they believe it is more likely than not that the full amount of the deferred tax assets will be realized in the future.

The aforementioned net deferred tax assets are reflected on the consolidated balance sheets as follows:

                                                                                            December 31
                                                                               --------------------------------------
                                                                                 2000                          1999
- ---------------------------------------------------------------------------------------------------------------------
Current assets                                                                 $ 69,000                      $ 99,000
Noncurrent assets                                                                81,000                         9,000
                                                                               --------------------------------------
Net deferred tax assets                                                        $150,000                      $108,000
                                                                               ======================================


As of December 31, 2000, the Company had approximately $238,000 of net operating loss (NOL) carryforwards available to reduce federal taxable income to 2014. Future utilization of these loss carryforwards has been subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relate to a 50 percent change in control over a three year period. Such a change did take place in 1998 and the NOL carryforwards were adjusted accordingly. The Company's ability to utilize the aforementioned NOL's is limited to approximately $17,600 per year.

NOTE 7. ACCRUED EXPENSES

The components of accrued expenses as of December 31, 2000 and 1999, are as follows:

                                                                                  2000                            1999
- -----------------------------------------------------------------------------------------------------------------------
Compensation                                                                    $181,799                       $ 55,771
Professional fees                                                                 43,500                         25,429
Other                                                                             50,293                         21,990
                                                                                ---------------------------------------
                                                                                $275,592                       $103,190
                                                                                =======================================


NOTE 8. LEASE COMMITMENTS

OPERATING LEASES: The Company is leasing its premises under an operating lease which expires in October 2004. The Company also leases certain office equipment under operating leases.

Approximate future minimum rental obligations under operating leases are as follows:

Years ending December 31:
  2001                                                              $179,000
  2002                                                               187,000
  2003                                                               188,000
  2004                                                               164,000
  2005                                                                 8,300
                                                                    --------
                                                                    $726,300
                                                                    ========




Rent expense under the aforementioned operating leases was $133,730 and $42,276 in 2000 and 1999, respectively.

CAPITAL LEASES: Beginning in 2000, the Company also has capital lease obligations on certain office equipment. Lease terms are generally three to five years. Effective interest rates on these obligations approximate 12 percent.

A summary of equipment under capital leases as of December 31, 2000 is as follows:


Office equipment                                                                      $ 190,716
Less accumulated depreciation                                                             3,351
                                                                                       ---------
                                                                                      $ 187,365
                                                                                      =========


Approximate minimum annual lease payments under capital are as follows:


Years ending December 31:
  2001                                                                             $     52,575
  2002                                                                                   52,575
  2003                                                                                   49,128
  2004                                                                                   47,748
  2005                                                                                   47,748
  Thereafter                                                                              3,979
                                                                                   ------------
                                                                                        253,753

Less amount representing interest                                                        65,521
                                                                                   ------------
Present value of minimum lease payments (included in long-term debt--Note 4)       $    188,232
                                                                                   ============



NOTE 9. COMMON AND CONVERTIBLE STOCK

AUTHORIZED CAPITAL STOCK: The Company has authorized 25,000,000 shares of capital stock, of which 15,000,000 are designated as common shares, 2,600,000 are designated as either 1990, 1993, or 1998 Convertible Stock, and 7,400,000 are undesignated.

MANDATORY REDEEMABLE STOCK: Shareholders of 1990 and 1993 Redeemable Convertible Stock were entitled to cumulative quarterly cash dividends at the rates of $0.042 and $0.062, respectively, per share per annum. The Redeemable Convertible Stock had liquidation preferences of $0.84624 and $1.25, respectively, plus unpaid accumulated dividends prior to payments to common stockholders or 1998 convertible stockholders.

Each share of 1990 and 1993 Redeemable Convertible Stock was convertible at the option of the holder into 1.0875 shares of common stock, subject to a possible adjustment for noncash dividends on common stock and subject to certain antidilution provisions. As of December 30, 1999, all of the 1990 and 1993 Redeemable Convertible Stock (exclusive of accrued unpaid dividends) was converted into 2,129,456 shares of the Company's common stock. At December 31, 1999, the aggregate accrued and unpaid dividends were $536,810 and $274,040 for the 1990 and 1993 Redeemable Convertible Stock, respectively.

In January 2000, certain officers and directors converted the $810,850 of accrued and unpaid dividends on previously their outstanding 1990 and 1993 Redeemable Convertible Stock into 253,633 shares of common stock at a conversion price of $3.00 per share, and were paid cash of $49,951.

1998 CONVERTIBLE STOCK: Each share of 1998 Convertible Stock was convertible at the option of the holder into 1.0875 shares of common stock through December 31, 2001. After December 31, 2001, each share of 1998 Convertible Stock was convertible into 0.5 shares of common stock. As of December 30, 1999, all of the 1998 Convertible Stock was converted into 652,500 shares of the Company's common stock.

NOTE 10. STOCK OPTIONS

The Company adopted the 1998 Stock Option Plan (the Plan) effective August 1998. The Plan permits the granting of incentive stock options and nonqualified options. A total of 400,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted under the Plan.

Grants under the Plan are accounted for following APB Opinion No. 25 and related interpretations. Had compensation cost for the options been determined using the fair value method required by FASB Statement No. 123, the Company's net income applicable to common stockholders, net income, and basic and diluted net income per common share on a pro forma basis for 2000 and 1999 would have been as follows:


                                                                                    2000            1999
- -----------------------------------------------------------------------------------------------------------
Net income applicable to common stockholders:
   As reported                                                                 $  618,998      $  204,391
   Pro forma                                                                      562,048         148,900
Basic net income per common share:
   As reported                                                                 $     0.20      $     0.25
   Pro forma                                                                         0.18            0.18
Net income before reduction for Convertible Stock dividends:
   As reported                                                                 $  618,998      $  300,232
   Pro forma                                                                      562,048         244,800
Diluted net income per common share:
   As reported                                                                 $     0.19      $     0.22
   Pro forma                                                                         0.18            0.18


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rate of 6 percent, expected lives of five to 10 years, and no expected volatility.

A summary of stock option activity, including options originally granted by PPG and reissued on November 1, 1998, as PEH options in connection with the merger, is as follows:

                                                         Weighted-
                                                          Average                                      Weighted-
                                                           Grant                                        Average
                                                         Fair Value           Shares                Exercise Price
- ------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                            0.45              139,200                    1.20
    Granted                                                 1.35              151,900                    3.00
                                                                           -----------
Outstanding at December 31, 1999                            0.92              292,100                    2.14
    Granted                                                 1.58               14,500                    3.00
                                                                           -----------
Outstanding at December 31, 2000                            0.95              306,600                    2.20
                                                                           ===========


There were 174,232 and 103,483 options exercisable at December 31, 2000 and 1999, respectively, at weighted-average exercise prices of $1.75 and $1.46 per share, respectively. The weighted-average remaining contractual life of all outstanding options was 6.4 years at December 31, 2000.

In a prior year, two officer/stockholders exercised options to purchase shares of Company Stock. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest at 6 percent per annum. The notes, plus all accrued interest, are due on July 31, 2003, and are collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as a reduction of stockholders' equity.

NOTE 11. RELATED-PARTY TRANSACTIONS

The Company has retained RiverPoint Investments, Inc., a company in which one of its officers and directors is the majority shareholder, for certain consulting services. The Company paid $14,450 and $48,000 per year in 2000 and 1999, respectively, for such services.

The Company utilizes a printing company, which is affiliated with a Director of the Company. Total services purchased from this printing company totaled $791,000 in 2000 and $191,000 in 1999.